Exhibit 20.1

February 25, 2013

To Fellow Shareholders:

On February 5, 2013, the Board of Directors of Qualstar Corporation approved the adoption of a shareholder rights plan intended to protect Qualstar and its shareholders from efforts to obtain control of Qualstar that your Board determines are not in the best interests of Qualstar and its shareholders, and to enable all shareholders to realize the long-term value of their investment in Qualstar. The rights plan is not intended to interfere with any merger, tender or exchange offer or other business combination approved by your Board. Nor does the rights plan prevent Qualstar’s Board from considering any offer that it believes to be in the best interest of Qualstar’s shareholders. The rights plan adopted by Qualstar is similar to rights plans adopted by many other publicly-traded companies.

The adoption of the rights plan reflects our continuing confidence in Qualstar’s future and the strategy we are pursuing to transform Qualstar from a manufacturing-based company with high fixed overhead to a more nimble, lower overhead company focused on engineering and sales for our core markets of storage and power supply products. We believe this strategy will result in a business model more suitable for long-term growth, sustainable profitability and increasing returns for investors. It also reflects our resolve that you, our shareholders, be given every opportunity to participate fully in Qualstar’s future.

The Board did not make the decision to adopt the rights plan without a significant amount of review and deliberation, including consultation with our financial and legal advisors, and the conclusion by the Board that it was in the best interests of our shareholders. We also believe that various features of the rights plan, discussed below, such as its limited duration, the inclusion of a qualified offer provision and our commitment to seek shareholder ratification of the rights plan, reflect an appropriate balance between making the rights plan shareholder-friendly and ensuring the plan is appropriately protective.

In connection with the adoption of the rights plan, your Board declared a dividend distribution of one preferred share purchase right for each share of common stock outstanding on February 15, 2013. Initially, the rights will not be exercisable and will be represented by Qualstar common stock certificates or book entry notations. No separate rights certificates will be issued. The issuance of the rights will have no impact on the way in which you can presently trade your Qualstar shares. The distribution of the rights will not be taxable to shareholders.

The rights will be exercisable if a person or group acquires 10% or more of Qualstar’s common stock in a transaction, including the open market purchase of shares, not approved by the Board or a tender or exchange offer is commenced, the consummation of which would result in a person or group owning 10% or more of Qualstar’s common stock. If the rights become exercisable, each right will entitle its holder (other than the person or group that caused the rights to be triggered) to purchase, at the right’s exercise price of $3 per right (subject to adjustment as provided in the rights plan), a number of shares of Qualstar’s common stock having a then-current market value of twice the exercise price.

In order to ensure that the rights plan does not discourage prospective acquirors from making offers to acquire Qualstar that may be in the best interests of shareholders, the rights plan contains a “qualified offer” provision. Thus, the rights will not become exercisable in connection with a “qualified offer,” which is defined as a tender or exchange offer for all outstanding shares of Qualstar’s common stock that is fully financed, remains open for a period of at least 90 business days, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer, and meets certain minimum tender and other requirements, including the determination by your Board that the offer is neither unfair nor inadequate and is otherwise in the best interests of Qualstar and its shareholders.

The Board may redeem the rights for $0.001 per right at any time before the close of business on the tenth business day after an event that causes the rights to become exercisable. The rights will expire on January 31, 2014, unless the rights have previously been redeemed by the Board. While the rights plan is effective immediately, the Company intends to seek ratification of the rights plan from shareholders.

Additional information regarding the rights plan and the rights is contained in the Current Report on Form 8-K and in the Registration Statement on Form 8-A that Qualstar filed with the U.S. Securities and Exchange Commission on February 6, 2013. These filings are available on the SEC’s web site (www.sec.gov) or on Qualstar’s web site (www.qualstar.com). In addition, we have attached to this letter a “Summary of Rights” that describes the material terms of the rights plan.

We appreciate your continued support as we work to protect your investment and create value for all Qualstar shareholders.

On behalf of the Board of Directors,

Lawrence D. Firestone

President and Chief Executive Officer

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